Exhibit 10.1

SHARE SALE AGREEMENT

DATE JUNE 28, 2006

PARTIES

1	FERRARIS GROUP PLC (registered in England and Wales under number 531142) whose registered office is at 39 Bennetts Hill, Birmingham B2 5SN (the “Vendor”); and

2	SPACELABS HEALTHCARE, INC. (a corporation established under the laws of the state of Delaware) whose principal place of business is at 5150 220th Avenue SE, Issaquah, Washington 98029, the United States of America (the “Purchaser”).

INTRODUCTION

A	Details of the Companies are set out in Schedule 1. Details of the Subsidiaries are set out in Schedule 2.

B	The Vendor has agreed to sell, or procure the sale of, and the Purchaser has agreed to buy, or procure the purchase of, the Shares on the terms and subject to the conditions of this Agreement.

AGREEMENT

1	Definitions, interpretation and third party rights

1.1	The Schedules form part of this Agreement and have the same force and effect as if set out in the body of this Agreement. Any reference to this Agreement includes the Schedules.

1.2	In this Agreement, the following words and expressions have the following meanings:

2006 EBITDA: earnings before interest, tax, depreciation and amortisation attributable to the sales of the Products by any member of the Purchaser’s Group and sales of Services and related products by Hertford Cardiology Limited, in each case during the 13 month period ending on 30 September 2006 as shown in the Unaudited Accounts multiplied by 12/13;

2007 Interim Sales Revenues: turnover (net of VAT, sales taxes, discounts and refunds and commissions) in respect of sales of the Products and the Services (excluding clinical trials) by any member of the Purchaser’s Group and 50 percent. of turnover attributable to clinical trials conducted by any member of the Purchaser’s Group, in each case during the 6 month period ending on 31 March 2007;

2006 Sales Revenues: turnover (net of VAT, sales taxes, discounts, refunds and commissions) in respect of sales of the Products by any member of the Purchaser’s Group and sales of Services and related products by Hertford Cardiology Limited, in each case during the 13 month period ending on 30 September 2006 as shown in the Unaudited Accounts multiplied by 12/13;

2007 Sales Revenues: turnover (net of VAT, sales taxes, discounts and refunds and commissions) in respect of sales of the Products and the Services (excluding clinical trials) by any member of the Purchaser’s Group and 50 percent. of turnover attributable to clinical trials conducted by any member of the Purchaser’s Group during the 12 month period ending on 30 September 2007;

Accounts: the audited accounts of each of DMRML and the Subsidiaries other than Reynolds Medical Sarl and DMR GmbH for the accounting reference period which ended on the Accounts Date (comprising in each case a balance sheet and a profit and loss account, notes and directors’ and auditor’s reports);

Accounts Date: 31 August 2005;

Agreed Form: the form agreed between and initialled for identification by or on behalf of the Vendor and the Purchaser;

AIM: the market of that name operated by the London Stock Exchange plc;

Bank of America: Bank of America N.A.;

Barclays: Barclays Bank Plc;

Business Day: any day other than a Saturday, Sunday or any other day which is a public holiday in England or a banking holiday in the United States of America;

Business Intellectual Property: all Intellectual Property owned or used by the Target Group;

CAA: Capital Allowances Act 2001;

Cash Adjustment Amount: the amount calculated pursuant to Clause 7 based upon the 2006 Sales Revenue and the 2006 EBITDA;

Cash Adjustment Payment Date: has the meaning given to it in Clause 7.2;

Claim: a claim brought by the Purchaser against the Vendor in respect of a breach of any of the Vendor Warranties or under the Tax Covenant;

Code: the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified;

Companies: DMRML and DMRMI together and “Company” shall mean any of them;

Companies Acts: the Companies Act 1985, the Companies Consolidation (Consequential Provisions) Act 1985, the Companies Act 1989 and Part V of the Criminal Justice Act 1993;

Completion: completion of the sale and purchase of the Shares in accordance with this Agreement;

Completion Date: the date two Business Days after the date on which the condition specified in Clause 2 is satisfied;

Completion Payment: £4,218,069, (which is an amount equal to £14,000,000 less the aggregate of Intercompany Debt and the Working Capital Retention Amount);

Completion Statement: the statement setting out the Target Group Actual Working Capital Amount, the DMRML Actual Working Capital Amount and the DMRMI Actual Working Capital Amount to be agreed or determined in accordance with Part 1 of Schedule 6;

Confidential Information: all information not in the public domain, which the Vendor or any member of the Continuing Vendor Group shall have received or obtained at any time (i) by reason of or in connection with its relationship to any member of the Target Group or which relates exclusively to the Target Group’s business, affairs, customers or the marketing of any goods or services of the Target Group and/or (ii) in relation to the Purchaser’s Group by reason of or in connection with the transactions contemplated by this Agreement, in each case including (without limitation) know-how, customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, market research surveys and reports, information relating to future business development or planning, future projects, commercial relationships, information relating to litigation or legal advice, in each case, in whatever form held by the relevant member of the Continuing Vendor Group prior to Completion or pursuant to Clause 13.5;

Consideration: the aggregate consideration payable for the Shares, being the sum referred to in Clause 4.1;

Consideration Shares: the Purchaser Shares (if any) to be allotted and issued to the Vendor pursuant to Clause 8.6.2;

Continuing Vendor Group: each or (as the context so requires) all members of the Vendor’s Group, other than the members of the Target Group;

Customer: any person who at the Completion Date is, or who within a period of one year before the Completion Date has been, a customer or client of any Target Company;

DMR GmbH: Del Mar Reynolds GmbH, a Subsidiary;

DMR GmbH Accounts: the statutory reporting pack containing annual accounts of DMR GmbH (comprising a balance sheet and a profit and loss account and related notes) produced for the purpose of preparing the consolidated audited accounts of the Vendor and its Group in respect of the accounting reference period ended on the Accounts Date;

Disclosure Letter: the letter dated the date of this Agreement from the Vendor to the Purchaser making certain disclosures against the Vendor Warranties;

DMRMI: Del Mar Reynolds Medical, Inc., further details of which are set out in Schedule 1;

DMRMI Accounts: the statutory reporting pack containing annual accounts of DMRMI (comprising a balance sheet and a profit and loss account and related notes) produced for the purpose of preparing the consolidated audited accounts of the Vendor and its Group in respect of the accounting reference period ended on the Accounts Date;

DMRMI Actual Working Capital Amount: the amount by which the aggregate book value of the current assets of DMRMI exceeds the aggregate amount of the current liabilities of DMRMI (excluding, for the avoidance of doubt, the Intercompany Debt attributable to DMRMI) at the Effective Time determined in accordance with Part 1 of Schedule 6 and as set out in the Completion Statement;

DMRMI Additional Cash Amount: that proportion of the Cash Adjustment Amount which is attributable to DMRMI in circumstances where there is a payment due from the Purchaser to the Vendor in accordance with Clause 7.1.1;

DMRMI Earnout Amount: that proportion of the aggregate of the Interim Earnout Amount and the Final Earnout Amount which is attributable to DMRMI;

DMRMI Estimated Working Capital Amount: £757,160;

DMRMI Returned Cash Amount: that proportion of the Cash Adjustment Amount which is attributable to DMRMI in circumstances where there is a payment due from the Vendor to the Purchaser in accordance with Clause 7.1.2;

DMRMI Working Capital Deficit: that proportion of the Working Capital Deficit attributable to DMRMI;

DMRMI Working Capital Surplus: that proportion of the Working Capital Surplus attributable to DMRMI;

DMRMI Shares: the 200 shares of common stock, with par value of $1 per share, of DMRMI constituting all of the issued and outstanding shares of all classes of DMRMI and held by FGI;

DMRML: Del Mar Reynolds Medical Limited, further details of which are set out in Schedule 1;

DMRML Actual Working Capital Amount: the amount by which the aggregate book value of the consolidated current assets of DMRML and the Subsidiaries exceeds the aggregate amount of the consolidated current liabilities (excluding, for the avoidance of doubt, the Intercompany Debt attributable to DMRML) of DMRML and the Subsidiaries at the Effective Time determined in accordance with Part 1 of Schedule 6 and as set out in the Completion Statement;

DMRML Additional Cash Amount: that proportion of the Cash Adjustment Amount which is attributable to DMRML and the Subsidiaries in circumstances where there is a payment due from Purchaser to the Vendor in accordance with Clause 7.1.1;

DMRML Earnout Amount: that proportion of the aggregate of the Interim Earnout Amount and the Final Earnout Amount which is attributable to DMRML and the Subsidiaries;

DMRML Estimated Working Capital Amount: £2,271,479;

DMRML Returned Cash Amount: that proportion of the Cash Adjustment Amount which is attributable to DMRML in circumstances where there is a payment due from the Vendor to the Purchaser in accordance with Clause 7.1.2;

DMRML Working Capital Deficit: that proportion of the Working Capital Deficit attributable to DMRML;

DMRML Working Capital Surplus: that proportion of the Working Capital Surplus attributable to DMRML;

DMRML Shares: the 41,329 ordinary shares of £1 each in nominal value and 12,000 preferred ordinary shares of £1 each in nominal value in the capital of DMRML, constituting all of the issued and outstanding shares of all classes and registered in the name of the Vendor;

Earnout Amount: the amount calculated in accordance with Clause 8.2;

Earnout Payment Date: five Business Days after the final agreement or determination of the 2007 Sales Revenues in accordance with Clause 9;

Earnout Undertaking Period: the period commencing on the Completion Date and ending on 30 September 2007;

Effective Time: 11.59 p.m. on the Completion Date;

Encumbrance: means, whether imposed by agreement, operation of law, equity or otherwise, any encumbrance or security interest of any kind whatsoever including without limitation a claim, mortgage, charge, pledge, lien, hypothecation, restriction, right to acquire, right of pre-emption, option, conversion right, third party right or interest, right of set-off or counterclaim, equities, trust arrangement or any other type of preferential agreement (such as a retention of title arrangement) having similar effect or any other rights exercisable by or claims by third parties;

ERISA: the Employee Retirement Income Security Act of 1974, as amended;

Escrow Account: the escrow account to be established by the Vendor’s Solicitors and the Purchaser’s Solicitors in their respective joint names upon instruction by the Purchaser and the Vendor jointly in accordance with Clause 8.10.1.2;

FA 2003: Finance Act 2003;

Fairly Disclosed: means fairly disclosed in writing in the Disclosure Letter with sufficient detail to identify the nature and the scope of the matter disclosed;

Ferraris Services: those services set out in Column 1 of Part 1 of Schedule 9;

FGI: Ferraris Group, Inc., a company established under the laws of the state of Colorado and a wholly owned subsidiary of the Vendor;

Final Earnout Amount: the amount calculated in accordance with Clause 8.4;

Group: in relation to any company, any body corporate which is from time to time a holding company of that company, a subsidiary of that company or a subsidiary of a holding company of that company;

Independent Accountants: an independent firm of professional chartered accountants (other than the Vendor’s Accountants or the Purchaser’s Accountants) to be agreed upon in writing by the Vendor and the Purchaser to be selected from the list of preferred firms set out in paragraph 4, Part 1 of Schedule 6 but in default of written agreement within 10 Business Days of the date on which either the Purchaser or the Vendor has submitted an Adjudication Notice under Part 1 of Schedule 6 or within 10 Business Days of the end of the Resolution Period under Clause 9.5 (as the case may be) an independent firm of accountants nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either the Vendor or the Purchaser;

Intellectual Property: all patents, trade marks, rights in design, trade or business names and domain names, copyright (including (without limitation) rights in computer software), rights in databases (whether or not any of these are registered and including (without limitation) applications for registration) and all rights throughout the world of a similar nature or with similar effect to any of these together with all extensions and renewals thereof;

Intercompany Debt: £9,631,931 being the amount of the debt owed by the members of the Target Group to members of the Continuing Vendor Group (including accrued but unpaid interest) as at the Completion Date;

Interim Earnout Amount: the amount calculated in accordance with Clause 8.1;

Interim Earnout Payment Date: five Business Days after the final agreement or determination of the 2007 Interim Sales Revenue in accordance with Clause 9;

IHTA: Inheritance Taxes Act 1984;

Management Accounts: the monthly accounts of each of the Companies and the Subsidiaries for the 9 month period which ended on 31 May 2006 (comprising in each case a balance sheet and a profit and loss account) in the form attached to the Disclosure Letter;

Parties: the parties to this Agreement;

Products: the products and products in development listed in Schedule 11;

Properties: the leasehold properties of the Companies and the Subsidiaries, details of which are given in Schedule 8;

Property Owner: means in relation to each of the Properties, any or each of DMRML, DMRMI and the Subsidiaries listed in Schedule 8 as the owner or lessee;

Prospective Customer: any person who at the Completion Date is, or who within a period of one year before the Completion Date has been, engaged in negotiations with any Target Company with a view to becoming a customer or client of any Target Company;

Purchaser’s Accountants: Moss Adams LLP;

Purchaser’s Funding: any borrowings, credit facilities, equity raisings, or other arrangement with any bank or other financial institution entered or to be entered into by the Purchaser or any member of the Purchaser’s Group at any time for the purposes of satisfying the Consideration;

Purchaser’s Group: the Purchaser and each member of its Group;

Purchaser Shares: ordinary shares of common stock of US$0.001 each in the capital of the Purchaser;

Purchaser’s Solicitors: Kirkpatrick & Lockhart, Nicholson Graham LLP, of 110 Cannon Street, London EC4N 6AR;

Purchaser Warranties: the warranties set out in Part 2 of Schedule 4;

Released Set Off Amount: has the meaning given to it in Clause 8.10.1.3;

Relevant Earnout Amount: the Interim Earnout Amount or the Earnout Amount, as the case may be;

Relevant Earnout Payment Date: the Interim Earnout Payment Date or the Earnout Payment Date, as the case may be;

Relevant Payment: payment of the Interim Earnout Amount, the Final Earnout Amount, the Cash Adjustment Amount or Released Set Off Amount, as the case may be;

Relevant Property: means, in relation to each Property Owner, the property listed against its name in Schedule 8;

Resolution Period: has the meaning ascribed to it in Clause 9.5;

Restricted Business: the business of developing, manufacturing, marketing, testing, evaluating and selling cardiovascular care products and services (excluding (i) the provision of cardiac clinical trials and related services pursuant to respiratory contracts with clients of any member of the Continuing Vendor Group where such client requires the provision of both cardiac and respiratory clinical trials as part of the same contract and (ii) the on-supply by members of the Continuing Vendor Group of cardiovascular care products supplied by DMRML pursuant to the terms of the transitional services agreement between Ferraris Respiratory Europe Limited and DMRML on the date of this Agreement) as carried on by the Target Group at the Completion Date and such other arrangements as may be agreed in writing between members of the Continuing Vendor Group and the Purchaser from time to time;

Sales Revenue Certificate: the certificate of sales revenues of the Target Group for the purposes of calculating the Relevant Earnout Amount to be determined in accordance with Clause9 and Part 1 of Schedule 10 and as set out in the form set out in Part 2 of Schedule 10;

Scheme: the Ferraris Group Plc Group Personal Pension Plan administered by Bartlett Life and Pensions Limited;

Securities Act: the United States Securities Act of 1933, as amended;

Service Charges: in relation to each Ferraris Service or Target Group Service, this shall be either (i) the out of pocket cost to the Vendor of providing each Ferraris Service or (ii) the out of pocket cost to any member of the Target Group of providing each Target Group Service, as appropriate;

Services: (i) maintenance services relating to Products and (ii) clinical trials as carried on by the Target Group at the date of this Agreement;

Shares: the DMRMI Shares and the DMRML Shares together;

Subsidiaries: Hertford Cardiology Limited, Hertford Medical International Limited, Reynolds Medical France Sarl and DMR GmbH, further details of each of which are set out in Schedule 2 and “Subsidiary” shall mean any one of them;

Target Group: each of the Companies and the Subsidiaries together;

Target Group Actual Working Capital Amount: the aggregate of DMRMI Actual Working Capital Amount and DMRML Actual Working Capital Amount;

Target Group Estimated Working Capital Amount: the aggregate of DMRML Estimated Working Capital Amount and DMRML Estimated Working Capital Amount, being £3,028,639;

Target Group Service: the service set out in Column 1 of Part 2 of Schedule 9;

taxation or tax: shall have the meaning set out in the Tax Covenant;

Tax Covenant: means the covenant set out in Schedule 7;

third party: any person other than the Parties;

Unaudited Accounts: the financial statements of the business attributable to the sales of the Products and the Services by any member of the Purchaser’s Group as at, and for the 13 month period to 30 September 2006 (including the balance sheet, profit and loss account and all notes) prepared in accordance with Part 2 of Schedule 6;

US$ or $: United States dollars;

US Employee Plan: means any written plan, program, agreement, policy or arrangement that is: (a) a Welfare Plan; (b) a pension benefit plan within the meaning of Section 3(2) of ERISA; (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan; or (d) any other deferred-compensation, retirement, welfare-benefit, bonus, incentive or fringe benefit plan or arrangement, in each case established for the benefit of the employees of the Target Group in the United States;

VAT: the tax as constituted by the VATA or any other analogous sales tax imposed in any relevant jurisdiction and any other tax imposed in addition or in substitution for it at the rate from time to time imposed;

VATA: Value Added Tax Act 1994;

Vendor’s Accountants: Deloitte and Touche LLP;

Vendor’s Group: the Vendor and each member of its Group;

Vendor’s Solicitors: Macfarlanes of 10 Norwich Street, London, EC4A 1BD;

Vendor Warranties: the warranties set out in Part 1 of Schedule 4;

Welfare Plan: each employee benefit plan listed in the Disclosure Letter;

Working Capital Retention Amount: £150,000;

Working Capital Deficit: has the meaning given to it in paragraph 11.1 of Part 1 of Schedule 6; and

Working Capital Surplus: has the meaning given to it in paragraph 11.2 of Part 1 of Schedule 6.

1.3	In this Agreement (unless the context requires otherwise):

1.3.1	words and expressions which are defined in the Companies Acts have the same meanings as are given to them in the Companies Acts;

1.3.2	any reference to a statute, statutory provision or subordinate legislation (“legislation”) shall (except where the context requires otherwise) be construed as referring to:

1.3.2.1	such legislation as amended and in force from time to time and to any legislation which (either with or without modification) re-enacts, consolidates or enacts in rewritten form any such legislation; and

1.3.2.2	any former legislation which it re-enacts, consolidates or enacts in rewritten form provided that in the case of those matters which fall within sub-Clauses 1.3.2.1 above, as between the Parties, no such amendment or modification after the date of this Agreement shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party;

1.3.3	any gender or the neuter includes a reference to the other genders and the neuter;

1.3.4	any reference to a “person” includes a natural person, partnership, company, body corporate, association, organisation, government, state, foundation and trust (in each case whether or not having separate legal personality);

1.3.5	any reference to the Introduction, a Clause or Schedule is to the Introduction, a Clause or Schedule (as the case may be) of or to this Agreement;

1.3.6	any reference to any other document is a reference to that other document as amended, varied, supplemented, or novated (in each case, other than in breach of the provisions of this Agreement) at any time;

1.3.7	references to time of the day are (save where otherwise stated) to London time;

1.3.8	“directly or indirectly” means (without limitation) either alone or jointly with any other person and whether on his own account or in partnership with another or others or as the holder of any interest in or as officer, director, employee or agent of or consultant to any other person;

1.3.9	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

1.3.10	any reference to any English accounting term relating to any dispute, remedy or method of calculation or proceeding or any accounting concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English accounting term; and

1.3.11	any reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

1.3.12	any reference to any apportionment of the Consideration as between the DMRMI Shares and the DMRML Shares shall, prior to the date on which the Consideration and such apportionment is finally determined shall be deemed to be a reference to 75 per cent. of the relevant amount of the Consideration in respect of the DMRML Shares and 25 per cent. in respect of the DMRMI Shares.

Provided that when calculating any element of the Consideration the position of the Target Group as a whole shall be the subject of the calculation and any apportionment as between DMRML and DMRMI shall be ignored.

1.4	The Index and Clause headings in this Agreement are included for convenience only and do not affect the interpretation of this Agreement.

1.5	The Parties agree that, subject always to and save as expressly provided in the provisions of this Clause 1.5 and Clauses 11.9.1 and 12.3:

1.5.1	no term of this Agreement shall be enforceable by a third party;

1.5.2	a person who is the permitted successor to or assignee of the rights of a Party is deemed to be a party to this Agreement and the rights of such successor or assignee shall, subject to and upon any succession or assignment permitted by this Agreement, be regulated by the terms of this Agreement; and

1.5.3	the terms of this Agreement or any of them may be varied, amended or modified or this Agreement may be suspended, cancelled, rescinded or terminated by agreement in writing between the Parties without the consent of any such third party.

2	Condition

2.1	Completion shall be conditional upon the due passing without amendment by the shareholders of the Vendor in general meeting of the resolution set out in the Notice of

Extraordinary General Meeting of the Vendor in the Agreed Form marked “E” (the “Notice of EGM”).

2.2	The Vendor shall, as soon as practicable following signing of this Agreement and in any event not later than 15 July 2006, issue and circulate the Notice of EGM to convene an extraordinary general meeting of the Vendor for the purpose of considering and passing the resolution referred to in Clause 2.1, provided that the Vendor shall consult with the Purchaser in respect of any description of the Purchaser’s Group, its business, the terms of this Agreement and any description of the business of the Target Group contained in the circular accompanying the Notice of EGM and take account of, and to the extent practicable ensure that the form of circular reflects, the comments supplied by the Purchaser and its advisers to the Vendor and its advisers.

2.3	If the resolution referred to in Clause 2.1 is not passed on or before 31 July 2006, the Vendor shall pay to the Purchaser an amount equal to the aggregate of all reasonable costs, charges and expenses (including irrecoverable VAT) incurred by the Purchaser in connection with its entry into this Agreement including (without limitation) the antecedent negotiations and costs associated with any investigation of or enquiry into the Target Group carried out by or on behalf of the Purchaser whether before or after entering into this Agreement subject to a maximum aggregate amount of the lower of (i) £172,500 and (ii) such amount as would be £1 less than that which would constitute a class one transaction for the purposes of the Listing Rules.

2.4	The Vendor shall use its reasonable endeavours to procure the fulfilment of the condition set out in Clause 2.

2.5	If the condition set out in this Clause 2 shall not have been satisfied or waived (if capable of being waived) by 11.59 p.m. on 31 July 2006 (or such later date as the Parties may agree in writing), this Agreement (except for the provisions of this Clause and of Clauses 1 (Definitions, interpretation and third party rights), 17 (Confidentiality and announcements), 19.5 (Costs), 20 (Notices) and 21 (Governing law and jurisdiction) shall be null and void and of no further effect and the Parties shall be released and discharged from their respective obligations under this Agreement.

2.6	The Vendor shall keep the Purchaser regularly informed of its progress towards satisfaction of the condition set out in Clause 2.

3	Sale and purchase

3.1	The Vendor shall sell and deliver the DMRML Shares and shall procure the sale and delivery by FGI of the DMRMI Shares, in each case free from all Encumbrances, and the Purchaser shall purchase the Shares, with effect from and including the Completion Date to the effect that as from that date all rights and advantages accruing to the Shares, including any dividends or distributions declared or paid on the Shares after that date, shall belong to the Purchaser.

3.2	Without prejudice to Clause 3.1:

3.2.1	the Vendor warrants that the Shares shall be sold with full title guarantee and agrees that Section 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply; and

3.2.2	if the Purchaser so directs the Vendor in writing not less than two Business Days prior to Completion the Vendor shall, and shall procure that FGI shall, transfer the Shares to one or more of the Purchaser’s nominated wholly-owned subsidiaries in satisfaction of the Vendor’s obligations pursuant to Clause 3.1.

3.3	Neither Party shall be obliged to complete the sale of any of the Shares unless the sale of all of the Shares is completed simultaneously.

4	Consideration

4.1	Subject to the terms of this Agreement, the consideration:

4.1.1	for the DMRMI Shares shall be an amount of cash equal to the aggregate of A, B, C and D less the aggregate of E and F where:

A = £1,054,517

B = the DMRMI Earnout Amount

C = the DMRMI Working Capital Surplus (if any)

D = the DMRMI Additional Cash Amount (if any)

E = the DMRMI Working Capital Deficit (if any)

F = the DMRMI Returned Cash Amount (if any)

4.1.2	for the DMRML Shares shall be an amount of cash equal to the aggregate of G, H, I and J less the aggregate of K and L where:

G = £3,163,552

H = the DMRML Earnout Amount

I = the DMRML Working Capital Surplus (if any)

J = the DMRML Additional Cash Amount (if any)

K = the DMRML Working Capital Deficit (if any)

L = the DMRML Returned Cash Amount (if any)

(the aggregate of the amounts set out above in Clauses 4.1.1 and 4.1.2 being the “Consideration”).

4.2	The Consideration, subject to adjustment (if any) and satisfaction of such adjustment (if any) in accordance with paragraph 11 of Part 1 of Schedule 6, shall be satisfied as follows:

4.2.1	on account of the Consideration, as to the Completion Payment, on Completion in accordance with Clause 5.3;

4.2.2	as to the Cash Adjustment Amount (if any), in accordance with Clause 7.2; and

4.2.3	as to the Interim Earnout Amount (if any) and the Final Earnout Amount (if any) in accordance with Clause 8.6.

4.3	Receipt by the Vendor’s Solicitors (as agent for and on behalf of the Vendor) of the monies referred to in Clause 4.2 shall be a complete discharge to the Purchaser.

4.4	Any amount paid (each a “Relevant Payment”) in respect of a breach of any of the Vendor Warranties or the Purchaser Warranties shall, so far as possible, be deemed to give rise to a corresponding adjustment in the Consideration and to the extent that the Relevant Payment is attributable:

4.4.1	to the DMRMI Shares shall (so far as possible) be treated as an adjustment to the consideration paid for the DMRMI Shares; and

4.4.2	to the DMRML Shares shall (so far as possible) be treated as an adjustment to the consideration paid for the DMRML Shares.

5	Completion

Completion shall take place on the Completion Date at the offices of the Purchaser’s Solicitors (or at such other time and place as the Vendor and Purchaser may agree) when:

5.1	the Vendor shall deliver to the Purchaser, or procure the delivery to the Purchaser of, the documents and other items referred to in Schedule 3;

5.2	the Vendor and the Purchaser shall jointly procure that there shall be held a Meeting of the Board of Directors of each of the Companies at which there shall be duly passed Resolutions set out and contained in Board Minutes of each of member of the Target Group in the Agreed Forms marked “D1” to “D3”;

5.3	the Purchaser shall:

5.3.1	pay the Completion Payment to the Vendor by way of same day transfer of funds for value on that date to the Client Account of the Vendor’s Solicitors at Royal Bank of Scotland plc, City Office, 62/63 Threadneedle Street, London EC2R 8LA (Client No 1 Account 15388776; Sort Code 15-10-00) marked with the following reference: RBKP/SRM:592241; and

5.3.2

immediately following Completion, procure that the Companies discharge the Intercompany Debt by way of transfer on the Completion Date of funds for value equal to the amount of the Intercompany Debt to the Client Account of the Vendor’s Solicitors,

the details of which are set out in Clause 5.3.1, with the following reference: RBKP/SRM: 592241.

5.4	If all the provisions of Schedule 3 are not complied with in full on Completion the Purchaser may:

5.4.1	defer Completion by not more than 28 days in which event the provisions of this Clause shall apply to Completion as so deferred;

5.4.2	proceed to Completion as far as practicable without prejudice to its rights under this Agreement or otherwise; or

5.4.3	terminate this Agreement save that Clauses 1 (Definitions, interpretation and third party rights), 17 (Confidentiality and announcements), 19.5 (Costs), 20 (Notices) and 21 (Governing law and jurisdiction) shall continue to apply.

6	Period before Completion

6.1	The Vendor undertakes to and covenants with the Purchaser that it will procure that, between the date of this Agreement and Completion, without the prior written consent of the Purchaser (in the case of Clauses 6.1.5, 6.1.7 and 6.1.12, such consent not to be unreasonably withhold or delayed and in the case of the all the other sub-clauses of this Clause 6.1, such consent to be given in the absolute discretion of the Purchaser), no member of the Target Group shall:

6.1.1	enter into, modify or terminate any contract deemed material by the Purchaser other than in the ordinary course of business (other than pursuant to the terms of this Agreement);

6.1.2	dispose of any material part of its business or undertaking or (otherwise than in the ordinary course of trading) dispose of or acquire any business or undertaking (otherwise that in the ordinary course of trading) nor enter into any joint venture arrangement or agreement or partnership;

6.1.3	knowingly act or fail to act so as to allow any of its Business Intellectual Property to lapse;

6.1.4	knowingly take or omit to take any action which would allow any licence of any Business Intellectual Property to be varied in any material respect or terminated;

6.1.5	save as provided for by this Agreement, discharge or redeem any Encumbrance over any of its assets or create or allow to subsist any Encumbrance over any of its assets except:

6.1.5.1	which shall have arisen in the ordinary course under either normal retention of title clauses, in supply contracts or being liens arising by operation of law; and

6.1.5.2	subsisting Encumbrances disclosed in the Disclosure Letter;

6.1.6	acquire any material asset on lease or hire-purchase or contract-hire or deferred payment terms (except for normal trade credit);

6.1.7	incur any capital expenditure or enter into any capital commitment in excess of £5,000 for each individual item and £50,000 in aggregate;

6.1.8	amend the terms of its borrowings or create or incur any borrowing and for the purposes of this Clause 6.1.8 “borrowing” shall include indebtedness in the nature of borrowing;

6.1.9	give any guarantees, securities or indemnities for the obligations of any other person;

6.1.10	(except in the ordinary course of business or as required by applicable policies of insurance) release, discharge or compound any material liability, claim, action, demand or dispute and shall not initiate or compromise or settle any material litigation or arbitration proceedings or waive any right in relation to or the subject of material litigation or arbitration proceedings;

6.1.11	enter into or modify any agreement or arrangement (legally enforceable or not) in which any of its directors or the Vendor or any other Vendor Group Company is interested;

6.1.12	employ or engage or terminate the employment or engagement of any director, employee or consultant or amend the terms of employment (including as to pay) or engagement of any director, employee or consultant earning over $100,000 in the United States or £45,000 in the United Kingdom per annum;

6.1.13	amend or discontinue (whether in whole or in part) the Scheme;

6.1.14	create, allot, issue, repay or redeem any share or loan capital;

6.1.15	grant any option or other Encumbrance over the whole or any part of its share capital, whether issued or unissued;

6.1.16	declare, pay or make any dividend or distribution;

6.1.17	amend the articles of incorporation, bylaws, articles of association, memorandum of association of any member of the Target Group;

6.1.18	pass any members’ or shareholders’ resolution (save as required by this Agreement); or

6.1.19	incur any material liability or expense (whether actual or contingent) or make any payment except in the ordinary course of business;

6.1.20	do or omit to do anything which would lead to any of the policies of insurance maintained by or on behalf of the members of the Target Group ceasing to be in full force or effect prior to Completion;

6.1.21	(conditionally or unconditionally) agree to do any of the things referred to in any of the foregoing paragraphs.

6.2	The Vendor further undertakes and covenants with the Purchaser that it will procure that, between the date of this Agreement and Completion, without the prior written consent of the Purchaser each member of the Target Group shall:

6.2.1	duly perform and discharge all its contractual obligations and in particular, but without limitation, pay its creditors in the ordinary course of its business;

6.2.2	carry on its business as a going concern in its ordinary course as carried on at the date of this Agreement; and

6.2.3	subject always to all laws and regulations to which the Vendor reasonably believes in good faith it or any member of the Target Group are subject, only take actions or make decisions in relation to the Target Group, which at the time such actions are taken or decisions made, are taken or made in good faith for the benefit of the Target Group.

6.3	Neither Clause 6.1 nor Clause 6.2 shall not operate so as to restrict or prevent:

6.3.1	the incurring of any capital expenditure or capital commitment of less than, in aggregate, £50,000;

6.3.2	any matter reasonably undertaken by any member of the Target Group in any emergency or disaster situation with the intention of minimising any adverse effect of such situation (and the Vendor shall in any event promptly notify the Purchaser of such situation);

6.3.3	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by any member of the Target Group prior to the date of this Agreement, provided that such contract or arrangement was entered into in the ordinary and usual course of business;

6.3.4	any action pursuant to a requirement of law or applicable regulation (and the Vendor shall in any event promptly notify the Purchaser of such requirement); or

6.3.5	any action specifically provided for in this Agreement.

6.4	The Vendor shall not knowingly terminate any policy of insurance in respect of the assets and businesses of the Target Group current as at the date of this Agreement and shall procure that all requisite premiums are paid in order to maintain in force until Completion such policies of insurance in force in respect of the Target Group as at the date of this Agreement and that none of such policies shall be modified by the Vendor or any member of the Vendor’s Group so as to reduce any insurance coverage provided by such policies in respect of the business and assets of the Target Group prior to Completion.

6.5	The Vendor shall, and shall procure that the officers and employees of and the professional advisers to the members of the Target Group shall, between the date of this Agreement and Completion, at the request of the Purchaser and subject to being given reasonable prior written notice:

6.5.1	give the Purchaser and any person authorised by it access to the Properties and to all the books and records of the Target Group at reasonable times during business hours; and

6.5.2	supply the Purchaser and/or its professional advisers (at the Purchaser’s cost) with such information concerning the Target Group as the Purchaser or its professional advisers may reasonably require.

7	Cash Adjustment Amount

7.1	The Cash Adjustment Amount (if any) shall be:

7.1.1	where the 2006 EBITDA is equal to or greater than £1.7m and the 2006 Sales Revenue equal to or greater than £22m, an amount due from the Purchaser to the Vendor calculated in accordance with the following formula:

A x 1.25

Where:

A = the amount by which the 2006 EBITDA exceeds £1.7m PROVIDED THAT if A is greater than £800,000 the Cash Adjustment Amount shall be deemed to be £1m; and

7.1.2	where the 2006 EBITDA is less than £1.7m or the 2006 Sales Revenue is less than £20.5m, £1m due from the Vendor to the Purchaser,

PROVIDED ALWAYS that if Clauses 7.1.1 or 7.1.2 do not apply the Cash Adjustment Amount shall be zero.

7.2	Any payment referred to in Clause 7.1 shall be paid in cash by same day transfer of funds within five Business Days of the agreement or determination of the Unaudited Accounts (the “Cash Adjustment Payment Date”):

7.2.1	in the case of a payment to the Vendor, to the client account of the Vendor’s Solicitors, the details of which are set out in Clause 5.3.1; or

7.2.2	in the case of a payment to the Purchaser, to such account as it shall specify in writing to the Vendor’s Solicitors.

8	Earnout Amount and Interim Earnout Amount

8.1	The Interim Earnout Amount shall be:

(a)	where 2007 Interim Sales Revenues are equal to or greater than £11.5m but less than £12.5m, the sum calculated in accordance with the following formula:

A x 0.25

Where:

A = the amount by which 2007 Interim Sales Revenues exceed £11.5m

(b)	where 2007 Interim Sales Revenues are equal to or greater than £12.5m but less than £13m, the sum calculated in accordance with the following formula:

A+B

Where:

A = £0.25m

B = the amount by which 2007 Interim Sales Revenues exceed £12.5m

(c)	where 2007 Interim Sales Revenues are equal to or greater than £13m but less than £13.5m, the sum calculated in accordance with the following formula:

A+B+(C x 1.5)

Where:

A = £0.25m

B = £0.5m

C = the amount by which 2007 Interim Sales Revenues exceed £13m

(d)	where 2007 Interim Sales Revenues are equal to or greater than £13.5m, the sum calculated in accordance with the following formula:

A+B+C+D

Where:

A = £0.25m

B = £0.5m

C = £0.75m

D = the amount by which 2007 Interim Sales Revenues exceed £13.5m

PROVIDED THAT if the formula produces a figure greater than £2.5m the Interim Earnout Amount shall be deemed to be £2.5m.

PROVIDED ALWAYS THAT if 2007 Interim Sales Revenues are less than £11.5m the Interim Earnout Amount shall be deemed to be zero.

8.2	The Earnout Amount shall be:

(a)	where 2007 Sales Revenues are equal to or greater than £23m but less than £25m, the sum calculated in accordance with the following formula:

A x 0.25

Where:

A = the amount by which 2007 Sales Revenues exceed £23m

(b)	where 2007 Sales Revenues are equal to or greater than £25m but less than £26m, the sum calculated in accordance with the following formula:

A+B

Where:

A = £0.5m

B = the amount by which 2007 Sales Revenues exceed £25m

(c)	where 2007 Sales Revenues are equal to or greater than £26m but less than £27m, the sum calculated in accordance with the following formula:

A+B+(C x 1.5)

Where:

A = £0.5m

B = £1m

C = the amount by which 2007 Sales Revenues exceed £26m

(d)	where 2007 Sales Revenues are equal to or greater than £27m, the sum calculated in accordance with the following formula:

A+B+C+D

Where:

A = £0.5m

B = £1m

C = £1.5m

D = the amount by which 2007 Sales Revenues exceed £27m

PROVIDED THAT if the formula produces a figure greater than £5m the Earnout Amount shall be deemed to be the aggregate of £5m.

PROVIDED ALWAYS THAT if 2007 Sales Revenues are less than £23m the Earnout Amount shall be deemed to be zero.

8.3	Subject to Clauses 8.6 and 8.10, on the Interim Earnout Payment Date the Purchaser shall pay to the Vendor the Interim Earnout Amount which shall be calculated in accordance with Clause 8.1 above.

8.4	Subject to Clauses 8.5, 8.6 and 8.10, on the Earnout Payment Date:

8.4.1	if the Earnout Amount is less than the Interim Earnout Amount, the Vendor shall pay to the Purchaser an amount equal to the amount by which the Earnout Amount is less than the Interim Earnout Amount; or

8.4.2	if the Earnout Amount is greater than the Interim Earnout Amount, the Purchaser shall pay to the Vendor an amount equal to the amount by which the Earnout Amount exceeds the Interim Earnout Amount (the “Final Earnout Amount”).

8.5	Subject to Clause 8.6, any payment referred to in Clause 8.4 due from the Vendor to the Purchaser shall be satisfied by a payment in cash by same day transfer of funds within five Business Days of the Relevant Earnout Payment Date to such account as the Purchaser shall specify in writing to the Vendor’s Solicitors.

8.6	Any payments referred to in Clauses 8.3 and 8.4 due from the Purchaser to the Vendor shall be satisfied (at the option of the Purchaser) either by:

8.6.1	the payment by the Purchaser in cash by same day transfer of funds within five Business Days of the Relevant Earnout Payment Date to the client account of the Vendor’s Solicitors, the details of which are set out in Clause 5.3.1; or

8.6.2	the allotment and issue to the Vendor of such number of Consideration Shares as soon as practicable but in any event within twenty Business Days of the Relevant Earnout Payment Date determined in accordance with Clauses 8.7 to 8.9.

8.7	The number of Consideration Shares to be allotted pursuant to Clause 8.6.2 shall be determined in accordance with the following formula:

the number of Consideration Shares to be allotted = Y / (Z x 0.95)

Where:

Y = the amount due from the Purchaser to the Vendor pursuant to Clause 8.3 or 8.4 (as the case may be); and

Z = the price certified by the Purchaser’s brokers to be the average of the middle market quotation for shares in the Purchaser as shown on the AIM Appendix to the Official List to of the London Stock Exchange plc for a period of 5 Business Days ending on the Business Day before the Relevant Earnout Payment Date (or if such date is not a trading day on AIM, the next trading day on AIM immediately proceeding).

8.8

The Consideration Shares shall be allotted and issued to the Vendor free from any Encumbrance and credited as fully paid so as to rank pari passu with all Purchaser Shares in issue on the relevant date of allotment of such shares and together with all rights and privileges attaching to Purchaser Shares at the relevant date of allotment of such shares including without limitation the full benefit of any dividend or distribution and any rights issue or bonus issue payable or to be taken up or made by reference to a record date on or after such date.

8.9	The Purchaser shall as soon as reasonably practicable after the allotment and issue of the Consideration Shares and in any event within ten Business Days apply to the London Stock Exchange Plc and use its reasonable endeavours to procure that the Consideration Shares (if any) are admitted to trading on AIM.

8.10	Set Off

8.10.1	In the event that, not less than 10 Business Days prior to the Cash Adjustment Payment Date, Interim Payment Date, Earnout Payment Date or the due date for payment of a Released Set Off Amount under Clause 8.10.1.3 (each, a “Relevant Payment Date”) and subject to Clause 8.10.5, the Purchaser shall have given notice of a Claim:

8.10.1.1	to the extent that any Claim shall have been settled but the amount due shall not have been paid to the Purchaser prior to the Relevant Payment Date, the Purchaser shall be entitled to deduct and retain from the Relevant Payment the settled amount of such Claim and treat its obligation to make the Relevant Payment as being reduced, pro tanto, by the settled amount of such Claim (in which event the Vendor’s obligation in respect of such Claim shall be reduced by the amount of such deduction);

8.10.1.2	to the extent that such Claim has not been settled or withdrawn then, provided the condition in Clause 8.10.2 is satisfied and subject to Clause 8.10.5, the Purchaser shall be entitled to reduce the Relevant Payment by an amount equal to the Barrister’s Estimate (in accordance with Clause 8.10.2 and subject to Clause 8.10.5) of the likely amount of the Purchaser’s recovery in respect of such Claim (the “Set Off Amount”) PROVIDED ALWAYS that the Purchaser and the Vendor shall jointly instruct the Purchaser’s Solicitors and the Vendor’s Solicitors to open the Escrow Account (if not already established) and the Purchaser shall pay into such account an amount equal to the Set Off Amount;

8.10.1.3	following settlement or withdrawal of any Claim falling within Clause 8.10.1.2 and subject to Clause 8.10.1, the Purchaser and the Vendor shall, within ten Business Days, respectively instruct the Purchaser’s Solicitors and the Vendor’s Solicitors to release from the Escrow Account an amount equal to the Set Off Amount in respect of the settled or withdrawn Claim (the “Released Set Off Amount”), of which:

(a)	an amount equal to (i) the Set Off Amount less (ii) a sum equal to the amount (if any) for which such Claim shall have been settled plus (iii) interest calculated at the rate applicable to the Escrow Account on the amount of (i) less (ii), shall be paid to the Vendor; and

(b)	the balance of the Set Off Amount plus interest on such balance shall be paid to the Purchaser,

and the Purchaser shall be entitled to treat the obligation to make the Relevant Payment as reduced pro tanto by such amount for which the Claim has been settled and the Vendor’s obligation in respect of such Claim shall have been discharged up to the amount of such reduction.

8.10.2	The condition referred to in Clause 8.10.1.2 is that any Claim falling within such Clause shall have been referred by the Purchaser to a barrister of at least ten years’ standing (well versed in the law relating to the Claim) selected by the Purchaser and the Vendor (or, in default of such agreement within 10 Business Days of the Purchaser giving notice to the Vendor, on the application of either of the Purchaser or the Vendor to the President for the time being of The Law Society of England and Wales), that such barrister shall be instructed to report back his advice within 15 Business Days and that such barrister (acting independently) shall have advised on the basis of the evidence presented to him and on the assumption that no further evidence shall be produced that: (i) the Claim in his opinion has a reasonable prospect of success and (ii) the amount claimed is a reasonable estimate of the amount which the Purchaser is likely to recover in respect of such Claim, or if not, his opinion of such likely amount (the “Barrister’s Estimate”);

8.10.3	For the purposes of Clause 8.10.2 the Purchaser and the Vendor shall provide the barrister instructed with access to or copies of all documentation or information reasonably required by him and the parties shall at all times co-operate with him to enable him to properly assess the Claim. Each of the Purchaser and Vendor shall have an adequate opportunity to comment upon or rebut anything submitted to the barrister by the other. The costs of such barrister shall be borne by the Purchaser although, if the Claim when settled results in the Purchaser being entitled under Clause 8.10.1.3 to some or all of the Set Off Amount, the Vendor shall reimburse the Purchaser for a proportion of the amount of such costs incurred under Clause 8.10.2 which is equal to the proportion which the Set Off Amount to which the Purchaser is entitled bears to the total amount of the Set Off Amount and the Purchaser and the Vendor agree that an amount equal to such costs shall be deducted from the amount referred to in Clause 8.10.1.3(a);

8.10.4	A Claim shall be regarded as settled or withdrawn for the purposes of Clauses 8.10 and 11.10 if and to the extent that either:

8.10.4.1	the Vendor and the Purchaser expressly agree so in writing;

8.10.4.2	a court has awarded judgment in respect of a Claim in respect of which no right of appeal exists; or

8.10.4.3	the Claim has been withdrawn by the Purchaser or has otherwise been struck out, discontinued or dismissed with no order for costs or other monetary award in favour of the Purchaser (in which case the Claim shall, for the purpose of Clause 8.10.1.3 be treated as having been settled for no sum and, subject to Clause 8.10.1, all of the Set Off Amount and the interest thereon shall be payable from the Escrow Account to the Vendor in accordance with Clause 8.10.1.3(a));

8.10.5

If a Barrister’s Estimate is required to be given in relation to any Relevant Earnout Amount and such Barrister’s Estimate has not been given by the date which would otherwise be the Relevant Payment Date, the Relevant Payment (subject to the rights of set off under this Clause 8.10) shall be deferred to the third Business Day following receipt of such Barrister’s Estimate.

PROVIDED ALWAYS THAT nothing in this Clause 8.10 shall prevent or prejudice the Purchaser from making any claim in respect of the full amount of the Claim in the event that the amount of Claim exceeds the amount of the Relevant Payment outstanding at the date on which a Claim is notified to the Vendor and that for the purposes of this Clause 8.10 proceedings shall not be treated as having been commenced by the Purchaser unless they shall have been issued and served on the Vendor; and the provisions of this Clause 8.10 shall not be regarded as imposing any limit to the amount of any claims under this Agreement or date by which such claims shall be made.

9	Determination of Relevant Earnout Amount

9.1	In relation to each Relevant Earnout Amount, the Purchaser shall deliver, or procure that the Target Group delivers, to the Vendor and the Vendor’s Accountants (in accordance with the notice provisions set out in Clause 20) a first draft of the Sales Revenue Certificate in respect of the Target Group for the relevant period not later than 45 days after the end of the last month of the relevant period included in which shall be the calculation of such Relevant Earnout Amount together with all working papers in relation thereto. The Purchaser shall thereafter procure that the Vendor is promptly provided with such other information, explanations, books, records and accounts in respect of the Target Group as they may reasonably require in relation thereto for the purposes of agreeing the Relevant Earnout Amount.

9.2	The Purchaser shall:

9.2.1	determine the amount of the 2007 Interim Sales Revenues (“the Interim Earnout Determination”) by 15 May 2007; and

9.2.2	determine the amount of the 2007 Sales Revenues (“the Final Earnout Determination”) by 15 November 2007;

and, in each case, send (or procure that the Purchaser’s Accountants send) in accordance with the notice provisions set out in Clause 20 a copy of whichever of the Interim Earnout Determination or the Final Earnout Determination as is relevant (“the Relevant Determination”) to each of the Vendor and the Vendor’s Accountants.

9.3	Unless the Vendor serves written notice (a “Dispute Notice”), specifying in reasonable detail the nature of the potential dispute and so far as practicable the amount in dispute, on the Purchaser disputing a Relevant Determination prior to the day which falls 30 days after receipt of such Relevant Determination, the amount or amounts stated in such Relevant Determination shall be final and binding upon the Vendor and the Purchaser for the purposes of this Agreement. Any such Dispute Notice must state the amounts in dispute and the reasons therefor.

9.4

In the event of service of a Dispute Notice in relation to any Relevant Determination produced in accordance with Clause 9.2 then the Vendor and the Purchaser shall each use all reasonable endeavours (with the assistance, to the extent appropriate, of the Vendor’s

Accountants and the Purchaser’s Accountants at the respective party’s expense) to agree any such amount in dispute as soon as reasonably practicable.

9.5	In the event that the Vendor and the Purchaser are unable to agree as to any such amount in dispute within 30 days of the date of service of the Dispute Notice (“the Resolution Period”), the amount or amounts in dispute shall be determined as soon as practicable by Independent Accountants who shall be instructed to complete such determination within 30 days of the end of the Resolution Period.

9.6	The fees of any such independent firm of accountants appointed pursuant to Clause 9.5 shall be paid by the Vendor and/or the Purchaser in the proportions determined by such firm (or, in default of any such determination as to fees, as to half by the Vendor and half by the Purchaser). Any firm appointed pursuant to Clause 9.5 shall act as experts and not as arbitrators and their determination shall be final and binding on the Vendor and the Purchaser.

9.7	Each of the Vendor and the Purchaser shall procure that the other, the Vendor’s Accountants, the Purchaser’s Accountants and any firm of independent accountants appointed pursuant to Clause 9.5 is given all such assistance and access to all such information in the relevant Party’s possession or control as such person may reasonably require in order to assess and/or determine the Relevant Earnout Amount.

10	Purchaser Undertakings during the Earnout Period

10.1	Subject always to the Vendor being entitled (or potentially entitled) to an Earnout Amount pursuant to the proviso in Clause 8.2(d) the Purchaser undertakes and covenants with the Vendor that, during the Earnout Undertaking Period, it will and will procure that each member of the Purchaser’s Group will, save as contemplated by this Agreement or unless otherwise agreed with the Vendor:

10.1.1	not actively take any steps to cause the business of the Target Group to be carried on other than in the ordinary course whether by any member of the Target Group or any successor member within the Purchaser’s Group;

10.1.2	not require the sale, transfer or disposal of the whole or a substantial part of the business or undertaking of the Companies or the Subsidiaries (including, without limitation, any sale, transfer or other disposal of any Business Intellectual Property the effect of which would be to prevent or restrict sales of Products or Services by any company in the Purchaser’s Group) other than in connection with the enforcement of any security granted for the purpose of or pursuant to the financing by the Purchaser of its obligations under this Agreement or as between members of the Purchaser’s Group;

10.1.3	maintain adequate budgetary, reporting and accounting systems to ensure that the sales generated by the Target Group can be identified separately from those of the other members of the Purchaser’s Group following Completion; and

10.1.4

not do any act or omit to do any act in relation to the Products or the Services the intention of which is to (i) deprive the Vendor from receiving a Cash Adjustment Amount in accordance with Clause 7.1.1, (ii) diminish the likelihood of the Vendor being entitled to receive an Interim Earnout Payment or a Final Earnout Payment or (iii) reduce the amount of any Interim Earnout Payment or Final Earnout Payment.

11	Vendor Warranties and Indemnities

11.1	The Vendor warrants to the Purchaser that each of the Vendor Warranties is true and accurate and is not misleading at the date of this Agreement and (as if any express or implied reference to the time of this Agreement were a reference to each such time) at all times up to and at Completion.

11.2	The Vendor Warranties:

11.2.1	are qualified by reference to those matters Fairly Disclosed;

11.2.2	where qualified by the knowledge, information, belief or awareness of the Vendor, are deemed to include a statement that such knowledge, information, belief or awareness has been acquired after all reasonable enquiries by the Vendor of Bruce Blessington (Ferraris CEO), Simon Dighton (Ferraris CFO), Gary Grenter (Division President, Cardiac Division), Rob Lines (CFO, Cardiac Division), Raphael Henkin, Pam Davies (in respect of Clinical Trials only), Alistair Mutch (in respect of Research and Development, Intellectual Property and IT Systems only) and, in respect of DMR GmbH only, Paul Neilson (Managing Director of DMR GmbH) in respect of the relevant subject matter of such Vendor Warranties but not otherwise;

11.2.3	apply to each of the Subsidiaries as well as to the Companies as if the word “Company” was defined to mean each of the Subsidiaries and the Companies; and

11.2.4	shall not in any respect be extinguished or affected by Completion.

11.3	If, from the signing of this Agreement until Completion, any event shall occur or matter shall arise which, subject to Clause 11.2, results or may result in a material breach of any Vendor Warranty given pursuant to Clause 11.1 or a claim under the Tax Covenant the Vendor undertakes to disclose to the Purchaser in writing as soon as practicable such matter or event, setting out such details as are available.

11.4	The Vendor waives any claims which it might otherwise have against any Target Company and/or any director or employee of any Target Company in respect of the completeness or accuracy of any information supplied, or for any failure to supply information, to all or any of the Vendor, the Purchaser or any of their respective advisers in connection with this Agreement, the Tax Covenant, the Disclosure Letter or otherwise, save in respect of the fraud or fraudulent misrepresentation by such director or employee.

11.5.1	If, at any time prior to Completion it is found that any of the Vendor Warranties are untrue or incorrect or a claim arises under the Tax Covenant and such breach of Vendor Warranty or claim is material in the context of the Target Group taken as a whole in which case the Purchaser shall be entitled by notice in writing to:

11.5.1.1	terminate this Agreement save that Clauses 1 (Definitions, interpretation and third party rights), 17 (Confidentiality and announcements), 19.5

(Costs), 20 (Notices) and 21 (Governing Law and Jurisdiction) shall continue to apply; or

11.5.1.2	complete this Agreement in accordance (or as nearly as possible in accordance) with its terms but without prejudice to any right to damages or any other right or remedy available to the Purchaser had the Purchaser completed this Agreement without becoming aware of the matter;

PROVIDED ALWAYS that “material” for the purposes of Clauses 11.3 and 11.5.1 shall mean a breach or series of breaches which gives rise to, or would be reasonably likely to give rise to, a Claim or series of Claims amounting in aggregate to not less than £1,000,000; and

11.5.2	if at any time prior to Completion:

11.5.2.1	an event occurs or circumstance arise which is or are either an act of God, war, riot, civil commotion, malicious damage, accident, breakdown of plant or machinery, fire, flood or storm which prevents the Target Group from carrying on a material part of its business in the ordinary course or (ii) the direct effect of which renders a material proportion of the products and services provided by the Target Group obsolete or redundant,

11.5.2.2	the reimbursement arrangement in respect of the supply or use of the Products is changed or restructured;

11.5.2.3	any act or omission amounting to fraud occurs;

11.5.2.4	any event occurs or circumstances arise which is or are either a requirement to comply with any law or governmental order, rule, regulation or direction;

11.5.2.5	any event occurs or circumstances arise pursuant to which there is a product recall of any of the Products or an initiation of an investigation by a regulatory body of any alleged Product defects;

11.5.2.6	there are any changes in any laws or governmental regulations applying to any of the Products;

11.5.2.7	there is any direction by any governmental authority or body requiring the business of any member of the Target Group to cease (whether temporarily or permanently); or

11.5.2.8	there is any class action against any member of the Target Group;

then the Purchaser shall be entitled by notice in writing to terminate this Agreement save that Clauses 1 (Definitions, interpretation and third party rights), 17 (Confidentiality and announcements), 19.5 (Costs), 20 (Notices) and 21 (Governing Law and Jurisdiction) shall continue to apply;

PROVIDED ALWAYS THAT for the purpose of Clause 11.5.2 the matter, event or occurrence must have an adverse economic effect on the Target Group with a value in excess of £1,000,000.

11.6	The provisions of Schedule 5 shall (where relevant) apply to limit the liability of the Vendor under the Vendor Warranties (excluding those matters set out in Part 1 of Schedule 4 paragraphs 4.1 and 4.2). The only limitations to the Vendor Warranties are set out in Schedule 5 and any matter disclosed to the Purchaser shall be limited to matters Fairly Disclosed.

11.7	No limitation placed upon the liability of the Vendor by this Clause or Schedule 5 or otherwise (whether as to amount, time or otherwise) shall apply in relation to any claim by the Purchaser which (or the delay in discovery of the subject matter of the claim or that it is claimable under this Clause) is the consequence of wilful and knowing non disclosure, fraud or fraudulent misrepresentation by the Vendor or any person who shall have been involved on behalf of the Vendor in the transaction the subject of this Agreement (including the provision of information contained or reflected in the Disclosure Letter).

11.8	Subject to Clause 11.9 the Vendor shall at all times after Completion indemnify the Purchaser and each member of the Target Group (and for this purpose the Purchaser is acting as agent of each member of the Target Group) and keep each of them fully indemnified against all claims, demands, liabilities, actions, proceedings, judgements, assessments, damages, losses, and reasonable costs and expenses (including without limitation interest, penalties, attorneys and accountant fees but excluding, save for Clause 11.8.10, any taxation liability as defined for the purposes of the Tax Covenant which, for the avoidance of doubt, shall be governed by the Tax Covenant) asserted, suffered or incurred by or made against the Purchaser or any member of the Target Group (including related parties) under or in connection with:

11.8.1	all liabilities of Reynolds Medical Sarl to third parties including the costs of the winding up of Reynolds Medical Sarl which shall include, for the avoidance of doubt, those of its auditors, the fees of which shall continue to be paid up by the Vendor;

11.8.2	all liabilities of each of Hertford Medical International Limited or Hertford Cardiology Limited to third parties other than liabilities incurred by them in respect of the Restricted Business as carried on by such company, in the case of Hertford Medical International Limited, on or prior to 30 September 2005 and, in the case of Hertford Cardiology Limited, on or prior to 1 April 2003;

11.8.3	the payment by DMRMI of $250,000 due to Del Mar Medical Systems LLC and/or Marna Schnabel in accordance with the terms of the asset purchase agreement between Del Mar Medical Systems LLC and others and the Vendor dated 3 January 2003 (the “Asset Purchase Agreement”) and the non-payment of any amount by DMRMI pursuant to (i) the earnout provisions of such contract, (ii) the settlement reached in respect of the mediation in respect of such contract and (iii) the restrictive covenant agreement entered into between Marna Schnabel and the Vendor pursuant to the Asset Purchase Agreement;

11.8.4	any non-payment prior to Completion by DMRML of all or any sums due prior to Completion under the settlement agreement between the University of Glasgow and DMRML dated 8 February 2006 as set out in the Disclosure Letter;

11.8.5	all liabilities in the nature of long-term liabilities of the Target Group being any outstanding borrowing or indebtedness in the nature of borrowing, any borrowings from or facilities made available by any banking or other financial institution to any member of the Target Group, any indebtedness or monies borrowed or raised under any acceptance, credit, loan notes, bills of exchange, trade bills, forward sale agreements, the acquisition of any assets on deferred terms or any factored debts but shall exclude for the purposes of this Clause 11.8.5 and for the avoidance of doubt, trade debts incurred in the ordinary and usual course of business since the Accounts Date, discounted letters of credit in respect of which deductions have been made, contract hire, rental agreements, finance and operating leases and the pension fund liability in respect of DMR GmbH;

11.8.6	the costs of developing, licensing or purchasing any Intellectual Property to the extent that the rights to use such Intellectual Property arising under the software licensing agreement between Del Mar Avionics and Massachusetts Institute of Technology dated 1 July 1989 have not been assigned:

11.8.6.1	from Del Mar Avionics to Del Mar Systems LLC pursuant to the quitclaim deed dated 3 January 2005; and

11.8.6.2	from Del Mar Systems LLC to DMRMI pursuant to the asset purchase agreement between Del Mar Systems LLC and the Vendor dated 3 January 2005;

11.8.7	any matter arising from the transfer of the entire issued share capital of Hertford Medical International Limited from the Vendor to Hertford Cardiology Limited pursuant to a share sale agreement between the Vendor and Hertford Cardiology Limited dated 27 April 2006;

11.8.8	the customer complaint from Malmo disclosed at paragraph 7.1 of the Disclosure Letter, including without limitation any write off of all or part of the outstanding payments owed by Malmo to DMRML in respect of the alleged faulty equipment and any cost incurred by any member of the Purchaser’s Group or the Target Group in resolving to Malmo’s satisfaction the circumstances giving rise to the complaint;

11.8.9	any breach of Clause 11.12 by the Vendor;

11.8.10	any liabilities of DMR GmbH for taxation in respect of any event (as defined in the Tax Covenant) accruing on or before Completion, save to the extent that such liability to taxation arises by reason of the Purchaser’s failure to ensure that DMRML issues invoices prior to 31 August 2006 in respect of the amount of the aggregate of (i) the market value of goods and services supplied by DMRML to DMR GmbH less (ii) the invoiced cost of such goods and services, as calculated for transfer pricing purposes; and

11.8.11	DMRML serving notice at any time to terminate the OEM supply agreement between DMRML and SunTech Medical Instruments, Inc. dated 20 July 2000 on not less than 120 days written notice pursuant to clause 6 of such agreement and such notice not validly terminating such agreement upon the expiry of any such notice.

11.9.1	Any member of the Target Group may enforce, or otherwise avail itself of, the terms of Clause 11.8 in accordance with the Contracts (Rights of Third Parties) Act 1999.

11.9.2	If any third party makes a claim against, or notifies an intention to make a claim against, the Purchaser or any member of the Target Group which may reasonably be considered as likely to give rise to a liability under the indemnity set out in Clause 11.8 (“a relevant claim”), the Purchaser shall and shall procure that any relevant member of the Target Group shall:

11.9.2.1	as soon as reasonably practicable give written notice of that matter to the Vendor, specifying in reasonable detail the nature of the relevant claim;

11.9.2.2	not make any admission of liability, agreement or compromise in relation to the relevant claim without the prior written consent of the Vendor (such consent not to be unreasonably withheld);

11.9.2.3	give the Vendor and its professional advisers reasonable access to the premises and personnel of the Purchaser and each relevant member of the Target Group and to any relevant assets, accounts, documents and records within the power or control of the Purchaser and the Target Group so as to enable the Vendor and its professional advisers to examine such premises, assets, accounts, documents and records, and to take copies at their own expense for the purpose of assessing the merits of the relevant claim;

11.9.2.4	subject to the Vendor indemnifying the Purchaser and the relevant member of the Target Group to the Purchaser’s reasonable satisfaction against any liability, costs, damages or expenses which may be reasonably incurred and save where it would (in the reasonable opinion of the Purchaser) harm the customer or supplier relationships of the Target Group, take such action as the Vendor may reasonably request to avoid, dispute, resist, compromise or defend the relevant claim.

11.10	In the event that, prior to the seventh anniversary of Completion, a resolution is presented to the members of the Vendor for the winding up of the Vendor, or a voluntary arrangement under Section 1 of the Insolvency Act or a scheme of arrangements under Section 425 of the Companies Act 1985 is proposed, then:

11.10.1	the Vendor and the Purchaser shall, prior to taking any further steps in connection with such winding up or arrangement, jointly instruct the Purchaser’s Solicitors and the Vendor’s Solicitors to open the Escrow Account (if not already established); and

11.10.2	the Vendor shall pay into the Escrow Account an amount equal to:

11.10.2.1	10 per cent. of the aggregate of (i) the Consideration received by the Vendor for the Shares and (ii) the Intercompany Debt; and

11.10.2.2	in the event that the Purchaser has given notice of a Claim and such Claim has not been settled or withdrawn (as defined in Clause 8.10.4),

then provided the condition set out in Clause 8.10.2 is satisfied and subject to Clause 11.10.6, the Vendor shall, in addition to the amount specified in Clause 11.10.2.1, pay into the Escrow Account an amount equal to Barrister’s Estimate (in accordance with Clause 8.10.2 and subject to Clause 11) of the likely amount of the purchaser’s recovery in respect of such Claim (the “Liquidation Escrow Amount”).

11.10.3	following settlement or withdrawal of any Claim falling within Clause 11.10.2, the Purchaser and the Vendor shall, within ten Business days, respectively instruct the Purchaser’s Solicitors and the Vendor’s Solicitors to release from the Escrow Account an amount equal to the Liquidation Escrow Amount of which

11.10.4	an amount equal to (i) the Liquidation Escrow Amount less (ii) a sum equal to the amount (if any) for which such Claim shall have been settled plus (iii) interest calculated at the rate applicable on the Escrow Account and the amount of (i) less (ii) shall be paid to the Vendor; and the balance of the Liquidation Escrow Amount plus interest on such balance shall be paid to the Purchaser;

11.10.5	upon the seventh anniversary of Completion, an amount equal to the aggregate of (i) the amount standing to the balance of the Escrow Account less (ii) the aggregate of all Liquidation Escrow Amounts (to the extent that the relevant Claim has not been settled or withdrawn or has been settled but the amount due has not been paid) and a sum equal to interest on such Liquidation Escrow Amounts shall be paid to the Vendor; and

11.10.6	if a Barrister’s Estimate is required to be given in relation to any Claim and such Barrister’s Estimate has not been given by the seventh anniversary of the Completion Date, payment pursuant to Clause 11.10.5 shall be deferred to the third Business Day following receipt of such Barrister’s Estimate.

PROVIDED ALWAYS THAT nothing in this Clause 11.10 shall prevent or prejudice the Vendor from or in effecting any refinancing or restructuring of Vendor for the benefit of its creditors.

11.11	The Vendor shall following Completion, within ten Business Days of receipt of any valid notification of exercise in respect of any share option held by an employee of any member of the Target Group pursuant to which such employee will acquire shares in the Vendor, notify the relevant member of the Target Group and the Purchaser in writing of the receipt of such notification of exercise.

11.12	Simultaneously with Completion, the Vendor shall procure that Bank of America (at no cost to any member of the Target Group or the Purchaser and without causing any of them to incur any liability), is repaid all sums owed to it by any member of the Target Group and that the Bank of America redeems and/or releases absolutely and unconditionally all Encumbrances it has over any of the assets or shares of any member of the Target Group.

11.13

All sums payable by the Vendor to the Purchaser or any member of the Purchaser’s Group under the Vendor Warranties, the Tax Covenant and the indemnity in Clause 11.8 of this Agreement shall be paid direct to the Purchaser and shall be treated as an adjustment to the Consideration. All such sums payable by the Vendor to the Purchaser shall be paid free and clear of any set off, counterclaim, deduction or withholding whatsoever save only as provided in this Clause 11.13 or as may be required by law.

11.13.1	If any deduction or withholding is required by law from any sum payable by the Vendor to the Purchaser under this Clause 11.13, the amount so due shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Purchaser receives, on the due date for such payment, a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

11.13.2	If any deduction or withholding is required as referred to in Clause 11.13.1, the Vendor shall:

11.13.2.1	make such deduction or withholding; and

11.13.2.2	pay or account for the full amount deducted or withheld to the relevant taxation authority in accordance with applicable law; and

11.13.2.3	furnish to the Purchaser the original, or a certified copy, of a receipt or other document reasonably satisfactory to the Purchaser evidencing such payment to the relevant taxation authority.

11.13.3	If any sum payable by the Vendor to the Purchaser under the Vendor Warranties, the Tax Covenant and the indemnity in Clause 11.8 of this Agreement shall be chargeable to tax by any taxation authority in the hands of the Purchaser, or would be chargeable to tax but for the availability of an Accounts relief or a Post Accounts-Date relief (as defined in the Tax Covenant), then the amount so due shall be increased to the extent necessary to ensure that, after payment of the tax, the Purchaser receives a net sum equal to the sum which it would have received had the sum in question not been so charged to tax.

11.13.4	If the Purchaser receives a credit for or a refund of any taxation payable by it or similar benefit by reason of

11.13.4.1	in a case falling within Clause 11.13.2, any deduction or withholding or any matter giving rise thereto; or

11.13.4.2	in a case falling within Clause 11.13.3, the receipt by the Purchaser of the payment on which it is subject to tax,

the Purchaser shall reimburse to the Vendor such part of such additional amounts paid to it pursuant to Clause 11.13.2 or, as the case may be, Clause 11.13.3 above as the Purchaser (acting in good faith) certifies to the Vendor will leave the Purchaser (after such reimbursement) in no better and no worse position than it would have been in if the Vendor had not been required to make such deduction or withholding or, as the case may be, the Purchaser had not been subject to tax on the receipt of such payment.

11.14

For a period of six years from Completion, where the Purchaser wishes to make an insurance claim in respect of a matter or circumstance occurring prior to Completion, which claim would have been covered by policies of insurance maintained by or on behalf of the Target Group prior to Completion, the Vendor will, to the extent the same are relevant to the claim in question, make all books, records and documents which relate to the Companies and the Subsidiaries (insofar as the same record matters occurring on or before Completion) available for inspection by representatives of the Purchaser at all reasonable times during business hours on reasonable advance notice being given and solely for the purpose of the Purchaser pursuing such claim. The Vendor will allow the Purchaser’s representatives to take copies (at the Purchaser’s expense) of any of such books, records and documents reasonably required by them.

12	Restrictions on the Vendor

12.1	Subject to Clause 12.2, the Vendor covenants with the Purchaser that (save with the prior written consent of the Purchaser) it will, and shall procure that each member of the Continuing Vendor Group will, (whether directly or indirectly):

12.1.1	not following the Completion Date, save as required by applicable law or regulation:

12.1.1.1	communicate or divulge to any person; or

12.1.1.2	make use or permit the use of

any Confidential Information concerning the business, finances or affairs of any member of (i) the Purchaser’s Group or (ii) the Target Group or of any of their respective customers or suppliers (insofar as, and solely to the extent that, such Confidential Information of the Target Group relates to the Restricted Business);

12.1.2	for the period of 24 months following the Completion Date, not anywhere in the world, in competition with any member of the Target Group carry on any business which competes with the Restricted Business;

12.1.3	for the period of 24 months following the Completion Date, not anywhere in the world:

12.1.3.1	solicit business from any Prospective Customer or Customer for the purpose of providing to that Prospective Customer or Customer goods related to the Restricted Business which are the same as or similar to those which any member of the Target Group provided at any time in the six months preceding the Completion Date; or

12.1.3.2	solicit, offer employment to or seek to engage or engage the services of any officer, director, consultant or senior or managerial employee of any member of the Purchaser’s Group or the Target Group at the Completion Date (whether or not such person would commit any breach of his contract of employment or engagement by reason of leaving the service of such company);

12.1.4	following the Completion Date for so long as it is used by or registered in the name of the Purchaser or any member of the Purchaser’s Group:

12.1.4.1	not use; or

12.1.4.2	not apply to register on any public register

any trade or business name used by any member (i) of the Purchaser’s Group or (ii) of the Target Group during the period of one year preceding the Completion Date (including in particular but without limitation the names that include either “Del Mar Reynolds” or “Hertford” (whether alone or in conjunction with other names)) or any name similar to or likely to be confused with those names.

The Vendor acknowledges that in the event of a breach by the Vendor of any of its obligations concerning confidentiality or this Clause 12 the Purchaser’s Group may be caused injury, including loss of goodwill and harm to reputation which cannot be adequately compensated in monetary damages. Accordingly, in addition to any other legal remedies, the Vendor acknowledges that the Purchaser may have the right to injunctive or other equitable relief.

12.2	Clauses 12.1.2 and 12.1.3 shall not restrict or otherwise prevent any member of the Continuing Vendor Group:

12.2.1	from acquiring, and thereafter continuing to own and to operate, any concern, undertaking, firm or body corporate (or any interest therein) which is engaged or interested in the Restricted Business, provided that:

12.2.1.1	the turnover attributable to the Restricted Business concerned does not represent more than 10 per cent. of the total turnover of the concern, undertaking, firm or body corporate so acquired, as at any time; and

12.2.1.2	the turnover attributable to the Restricted Business concerned does represent more than 10 per cent. of the total turnover of the concern, undertaking, firm or body corporate so acquired, as at the time of its acquisition, but the Vendor or a Group Company of the Vendor has participated in such acquisition only with third parties (whether by consortia, joint venture, partnership or otherwise) and only in order to acquire businesses or other activities forming part of or carried on by such concern, undertaking, firm or body corporate which are not Restricted Business; and

in either case such Restricted Business is disposed of by the relevant member or members of the Continuing Vendor Group to a bona fide third party within 12 months of the date of such acquisition and the Vendor shall procure that the Purchaser is offered a right of first refusal to acquire the Restricted Business on such terms as the Vendor and the Purchaser may agree and in respect of such right the Vendor shall act bona fide and such terms on which the Restricted Business is offered to the Purchaser by the Vendor shall be no less favourable than those offered by the Vendor to any third party.

12.2.2	from being interested solely for investment purposes in less than 3 per cent. of any securities of any company whose securities are listed or quoted on any recognised investment exchange in the United Kingdom; or

12.2.3

from disclosing, for the purpose of (i) preparing its tax returns in respect of periods ending on or before the Completion Date or for the purpose of any investigation, enquiry, audit or dispute in relation to its tax affairs in respect of such periods, Confidential Information acquired pursuant to Clause 13.5 to (a) the relevant competent taxation authorities to the extent such authorities require it and (b) to its professional advisers to the extent necessary for such purpose, provided that prior to such disclosure such advisers are made aware of the confidential nature of the information or (ii) as may be required during the course of any legal proceeding or by any applicable law, rule or regulation.

12.2.4	The Vendor acknowledges and agrees that the duration, extent and application of the restrictions in Clauses 12.1 and 12.2 are no greater than is reasonable and necessary for the protection of the interests of the Purchaser.

12.3	Any member of the Continuing Vendor Group may enforce, or otherwise avail itself of, the terms of Clause 12.2 in accordance with the Contracts (Rights of Third Parties) Act 1999.

13	Purchaser Warranties

13.1	The Purchaser warrants to the Vendor that each of the Purchaser Warranties is true and accurate and is not misleading at the date of this Agreement.

13.2	The Purchaser Warranties shall not in any respect be extinguished or affected by Completion.

13.3	Without prejudice to the provision of Clause 19.2 (entire agreement, etc) and of Schedule 5, the Purchaser acknowledges and agrees that upon Completion all insurance cover provided in relation to the Target Group pursuant to policies maintained by or on behalf of the Vendor or the Companies or any of the Subsidiaries shall cease but (subject always to the terms of any relevant policy) without prejudice to any accrued claims. Nothing in this Clause 13.3 shall, however, operate to limit or exclude any liability for fraud or fraudulent misrepresentation.

13.4	The Purchaser Warranties are separate and independent and are not limited or restricted by reference to or inference from the terms of any other provision of this Agreement or any other Purchaser Warranty.

13.5	For a period of six years from Completion, the Purchaser will make all books, records and documents which relate to the Companies and the Subsidiaries (insofar as the same record matters occurring on or before Completion) available for inspection by representatives of the Vendor at all reasonable times during business hours on reasonable advance notice being given and solely for the purpose of the Vendor complying with all statutes and regulations. The Purchaser will allow the Vendor’s representatives to take copies (at the Vendor’s expense) of any of such books, records and documents reasonably required by them.

14	Transitional Services

14.1

Subject to payment of the Service Charges in respect of the Ferraris Services by the Purchaser, the Vendor shall provide, or procure the provision of, the Ferraris Services to the Target Group for a period ending on the date falling three months after the Completion Date for the purpose of providing continuity of the services provided by the Vendor to the Target Group as at the date of Completion. To the extent that any service required to ensure such continuity does not comprise the Ferraris Services or to the extent such service does comprise the Ferraris Services beyond the three month period referred to above (including in particular the DOC Control System Master Control Services), the Parties shall negotiate in good faith with a view to agreeing the nature of such additional services to be provided, and the Parties agree that such services (to the extent and only to the extent that they ensure continuity of such services), once agreed shall be provided at cost.

14.2	The Vendor shall provide the Purchaser with a calculation of the Service Charges in respect of the Ferraris Services for each month and a valid VAT invoice in relation thereto within ten Business Days of the end of that month, and the Purchaser shall pay such Service Charges without any deduction, set off or counterclaim within fifteen Business days of the date of such invoice.

14.3	Invoices in respect of the Ferraris Services shall be sent to Scott Stewart (Finance Director of Spacelabs Healthcare, Issaquah, Washington) at the Purchaser and shall be in the format agreed by the Parties from time to time, or, if no form is agreed by the parties, in the form reasonably prescribed by the Vendor from time to time.

14.4	Subject to payment of the Service Charges in respect of the Target Group Services by the Vendor, the Purchaser shall provide, or procure the provision of, the Target Group Services to the Continuing Vendor Group for a period ending on the date falling three months after the Completion Date for the purpose of providing continuity of the services provided by the Target Group to the Vendor as at the date of Completion. To the extent that any service required to ensure such continuity does not comprise the Target Group Services, the Parties shall negotiate in good faith with a view to agreeing the nature of such additional services to be provided, and the Parties agree that such services (to the extent and only to the extent that they ensure continuity of such services), once agreed shall be provided at cost.

14.5	The Purchaser shall provide the Vendor with a calculation of the Target Group Service Charges in respect of the Target Group Services for each month and a valid VAT invoice in relation thereto within ten Business Days of the end of that month, and the Vendor shall pay such Target Group Service Charges without any deduction, set off or counterclaim within fifteen Business days of the date of such invoice.

14.6	Invoices in respect of the Target Group Services shall be sent to the Vendor marked for the attention of Andrew Möring and shall be in the format agreed by the Parties from time to time, or, no form is agreed by the parties, in the form prescribed by the Purchaser from time to time.

15	Release

15.1	The Vendor confirms that as at Completion, save as acknowledged or provided for by this Agreement, neither it nor any member of the Continuing Vendor Group will have any claim (whether in respect of any breach of contract, right of contribution or monies due to it or on any account whatsoever) outstanding against any Target Company or against any of the directors, officers or employees of any Target Company and that no agreement or arrangement will be outstanding under which any Target Company or any of such persons has or could have any obligation of any kind to it or any member of the Continuing Vendor Group.

15.2	To the extent that any such claim or obligation as is referred to in Clause 15.1 exists or may exist, the Vendor irrevocably and unconditionally waives (and will procure the waiver of) such claim or obligation and releases (and will procure the release of) each member of the Target Group and any such other persons from any liability whatsoever in respect of such claim or obligation.

16	Taxation

16.1	The provisions of Schedule 7 shall have effect.

16.2	S338(h)(10)

Code: The Internal Revenue Code of 1986

16.3	Both parties acknowledge that entering into elections to have the provisions of Section 338(h)(10) of the Code (and the regulations thereunder and similar provisions of state income tax law where permissible) may be in the mutual best interests of the parties and both parties agree to discuss in good faith such elections with a view to entering into such elections and agreeing a reasonable division of the resulting benefits and assuming agreement thereon, to proceed with the submission of such elections as soon as reasonably practicable after Completion.

17	Confidentiality and announcements

17.1	Subject to the provisions of Clause 17.3 and save as expressly provided by this Agreement, each of the Parties undertakes with the other that it:

17.1.1	will not communicate or permit communication of the terms of this Agreement (including the names of the Parties) to any third party other than to;

17.1.1.1	its professional advisers specifically instructed by it in connection with the transaction referred to in this Agreement;

17.1.1.2	to any person providing finance to enable the Purchaser to complete the purchase of the Shares; and

17.1.1.3	any proposed purchaser of a controlling interest in the Vendor whether by way of takeover offer, a scheme of arrangement under Section 425 of the Companies Act 1985 or otherwise; and

17.1.2	will instruct those professional advisers, providers of finance and proposed purchasers not to communicate or permit communication of the terms of this Agreement (including the names of the Parties) to any third party.

17.2	Subject to the provisions of Clause 17.3, neither Party shall issue any press release or publish any circular to shareholders or any other public document in each case relating to this Agreement or the matters contained in it, without obtaining the prior written approval of the other Party to its contents and the manner and extent of its presentation and publication or disclosure.

17.3	The provisions of Clauses 17.1 and 17.2 do not apply to any communication or announcement relating to or connected with or arising out of this Agreement required to be made by the Purchaser, any member of the Purchaser’s Group, the Target Group, the Vendor or any member of the Continuing Vendor Group:

17.3.1	by virtue of the regulations of the UK Listing Authority, the London Stock Exchange (including the AIM market of the London Stock Exchange), the U.S. Securities and Exchange Commission or the Panel on Takeovers and Mergers or any other overseas regulated exchange or regulatory body; or

17.3.2	by any court or governmental or administrative authority competent to require the same; or

17.3.3	by any applicable law or regulation.

18	Assignment

18.1	Subject to this Clause 18, this Agreement shall be binding upon and ensure for the benefit of the successors and assignees of the Parties.

18.2	The benefit of, or any right or interest in or under or arising from, this Agreement may be assigned by the Purchaser to any member of the Purchaser’s Group save that any assignment so permitted shall provide that, immediately prior to the assignee ceasing to be a member of the Purchaser’s Group, the assignee shall re-assign the benefit, or any right or interest assigned, to the Purchaser or another member of the Purchaser’s Group.

18.3	Save where an assignment of the benefit of this Agreement is required of the Purchaser in favour of the Purchaser’s financing banks by the terms of the Purchaser’s Funding and subject to Clause 18.2, each Party and its respective successors and assignees shall not be entitled to (i) assign, (ii) transfer, (iii) charge (iv) declare or create a trust or other interest over or (v) deal in any other manner with this Agreement or any of its rights or obligations under it without the prior written consent of the other Party.

19	General

19.1.1	The Vendor shall do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as the Purchaser may from time to time reasonably require for the purpose of (a) ensuring the transfer of the Shares in accordance with this Agreement and (b) assisting the Purchaser, at the Purchaser’s cost, to bring up to date or completing any registration of the Business Intellectual Property.

19.1.2	The Vendor will use its reasonable endeavours to assist the Purchaser in complying with the Carve Out Audit required by the Securities Exchange Commission regulations.

19.2.1	This Agreement, the documents in the Agreed Form and the other documents referred to in them constitute the entire agreement between, and understanding of, the Parties with respect to the subject matter of this Agreement and such documents supersede any prior written or oral agreement(s) or arrangement(s) between the Parties in relation thereto.

19.2.2	Each party acknowledges and agrees that in entering into this Agreement, and the documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether party to this Agreement or not) other than as expressly set out or referred to in (i) this Agreement, (ii) the Agreed Form documents listed on the contents page and (iii) the transitional services agreement entered into by DMRML and Ferraris Respiratory Europe Limited on the date of this Agreement, the property agreement entered into by the Purchaser, the Vendor, Ferraris Respiratory Europe Limited, Ferraris Medical Limited and DMRML on the date of this Agreement (and the licences to occupy to be entered into pursuant thereto) and the Kokolink software licence agreement entered into by DMRML and Ferraris Respiratory Europe Limited on or before Completion, whether as a Vendor Warranty or Purchaser Warranty (as the case may be) or otherwise. Nothing in this Clause shall, however, operate to limit or exclude any liability for fraud.

19.3	The Vendor waives, and shall procure that FGI waives, any rights of pre-emption over the Shares conferred on or held by either of them either by virtue of the Articles of Association, Certificate or Articles of Incorporation Bye-Laws or any other governing instrument of either of the Companies or by express agreement or otherwise.

19.4	Save as provided in Clauses 2.5, 5.4.3 and 11.5, the Purchaser shall not be entitled to rescind or otherwise terminate this Agreement in the event of any breach of this Agreement or in any other circumstances.

19.5	Subject to the indemnity for costs in favour of the Purchaser set out in Clause 2.3 and to the remaining provisions of this Clause 19.5, each Party shall pay its own costs and expenses of and incidental to the negotiation, preparation, execution and implementation by it of this Agreement, of each document referred to in it and the sale and purchase of the Shares provided that if the Purchaser shall terminate this Agreement in accordance with Clause 5.4.3 or Clause 11.5, then the Vendor shall pay the reasonable costs of the Purchaser in accordance with Clause 2.3 subject to the maximum amount set out therein.

19.6	Without prejudice to Clause 19.5, all stamp, transfer, registration and other similar taxes, duties and charges payable in connection with the transfer of the Shares, shall be paid by the Purchaser.

19.7	Subject to Clauses 10.10 and 11.10, all payments to be made by the Purchaser under this Agreement or any of the documents referred to in it, shall be made free from any set off, counterclaim or other deduction of any nature whatsoever except for deductions required to be made by law.

19.8	The failure or delay of either Party at any time or times to require performance of any provision of this Agreement shall not affect its right to enforce such provision at a later time.

19.9.1	No waiver by either Party of any condition or of the breach of any term, covenant, representation, warranty or undertaking contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation, warranty or undertaking in this Agreement.

19.9.2	Any liability to either Party under this Agreement may in whole or in part be released, compounded or compromised and time or indulgence may be given by the other Party in its absolute discretion under such liability without in any way prejudicing or affecting its rights against any other Party under the same or a like liability.

19.9.3	This Agreement shall, as to any of its provisions remaining to be performed or capable of having or taking effect following Completion, remain in full force and effect notwithstanding Completion.

19.10	If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect, and the provision(s) found to be unenforceable shall be limited or redrawn to the extent possible to give effect to the intentions of the parties.

19.11	This Agreement or any of the documents referred to in it may be amended, modified, superseded or cancelled and any of its terms, covenants, representations, warranties, undertakings or conditions may be waived only by an instrument in writing signed by (or by some person duly authorised by) each of the Parties or, in the case of a waiver, by the Party waiving compliance.

19.12	This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, and all the counterparts together shall constitute one and the same instrument.

20	Notices

Any notice given under this Agreement shall be in writing and shall be served by delivering it personally or sending it by pre-paid recorded delivery or registered post or fax to the address and for the attention of the relevant Party set out in Clause 20.2 (or as otherwise notified by that Party under this Agreement). Any such notice shall be deemed to have been received:

20.1.1	if delivered personally, at the time of delivery;

20.1.2	in the case of pre-paid recorded delivery or registered post, 72 hours from the date of posting;

20.1.3	in the case of fax, at the time of transmission.

provided that if deemed receipt (but for this proviso) would have occurred before 9 a.m. on a Business Day the notice shall be deemed to have been received at 9 a.m. on that day, and if deemed receipt (but for this proviso) would have occurred after 5 p.m. on a Business Day, or on a day which is not a Business Day, the notice shall be deemed to have been received at 9 a.m. on the next Business Day.

20.2	The addresses and fax numbers of the Parties for the purposes of Clause 20.1 are:

The Vendor
Address:	6th Floor Bennetts Hill Birmingham B2 5SN

For the attention of:	Simon Dighton, CFO
Fax number:	+44 (0) 121 200 3034

The Purchaser Address:	5150 220th Avenue SE Issaquah Washington 98029 The United States of America

The addresses and fax numbers of the Parties’ respective accountants for the purposes of this Agreement are:

The Vendor’s Accountant
Address:	4 Brindley Place Birmingham B1 2HZ

For the attention of:	Peter Hartill
Fax number:	+44(0) 121 695 5793

The Purchaser’s Accountant
Address:	Moss Adams LLP

or such other address or fax number in the United Kingdom as may be notified in writing from time to time by the relevant Party to the other Party for the purposes of this Clause.

20.3	The Purchaser irrevocably appoints the Purchaser’s Solicitors as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this Agreement. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Purchaser.

20.4	In proving such service it shall be sufficient to prove that the envelope containing such notice was addressed to the address of the relevant Party set out in Clause 20.2 (or as otherwise notified by that Party under this Agreement) and delivered either to that address or into the custody of the postal authorities as a pre-paid recorded delivery or registered post letter, or that the notice was transmitted by fax to the fax number of the relevant Party set out in Clause 20.2 (or as otherwise notified by that Party under this Agreement).

20.5	For the avoidance of doubt, notice given under this Agreement shall not be validly served if sent by e-mail.

21	Governing law and jurisdiction

21.1	This Agreement shall be governed by and construed in accordance with the laws of England.

21.2	In the case of any claim, dispute or matter:

21.2.1	arising prior to Completion out of or relating to this Agreement or any of the documents to be executed pursuant to this Agreement, the Parties submit to the exclusive jurisdiction of the courts of England and Wales; and

21.2.2	arising after Completion out of or relating to this Agreement or any of the documents to be executed pursuant to this Agreement, the Parties submit to the exclusive jurisdiction of the courts of the defendant, being the courts of the State of California in the case of the Purchaser and the courts of England and Wales in the case of the Vendor.

21.3	Each Party irrevocably consents to any process in any legal action or proceedings arising out of or in connection with this Agreement being served on it in accordance with the provisions of this Agreement relating to service of notices. Nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by law.

EXECUTED by the Parties on the date set out at the head of this Agreement.